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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ----------------

                                  SCHEDULE TO
                                 (Rule 13e-4)
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)

                               ----------------

                               AMAZON.COM, INC.
        (Name of Subject Company (Issuer) and Filing Person (Offeror))

                               ----------------

Options to Purchase Common Stock, Par Value $0.01 Per Share, Having an Exercise
                           Price of More Than $23.00
                        (Title of Class of Securities)

                               ----------------

                                   023135106
                     (CUSIP Number of Class of Securities)
                           (Underlying Common Stock)

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                              L. Michelle Wilson
                 Vice President, General Counsel and Secretary
                               Amazon.com, Inc.
                                P.O. Box 81226
                        Seattle, Washington 98108-1226
                                (206) 266-1000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                   Copy to:
                            Stephen I. Glover, Esq.
                          Gibson, Dunn & Crutcher LLP
                          1050 Connecticut Ave. N.W.
                             Washington, DC 20036
                                (202) 955-8500

                           CALCULATION OF FILING FEE

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     Transaction valuation*                            Amount of filing fee
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          $283,720,875                                       $56,744
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*  Calculated solely for purposes of determining the filing fee.  This amount assumes that options to purchase 34,932,216 shares of common stock of Amazon.com, Inc. having an aggregate value of $283,720,875 as of January 31, 2001 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                       Amount Previously Paid:  $56,744
                    Form or Registration No.:  Schedule TO
                        Filing party:  Amazon.com, Inc.
                         Date filed:  January 31, 2001

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]third party tender offer subject to Rule 14d-1.
[X]issuer tender offer subject to Rule 13e-4.
[_]going-private transaction subject to Rule 13e-3.
[_]amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]
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                            INTRODUCTORY STATEMENT

     This Final Amendment to the Tender Offer Statement on Schedule TO ("Schedule TO") filed with the Securities and Exchange Commission on January 31, 2001, reports the final results of our offer to exchange certain options to purchase shares of our common stock, par value $0.01 per share, having an exercise price of more than $23.00 for new options to purchase shares of our common stock upon the terms and subject to the conditions described in the Offer to Exchange dated January 31, 2001, and the related cover letter and attached Summary of Terms.

ITEM 4.  TERMS OF THE TRANSACTION.

     Item 4 of the Schedule TO is hereby amended to add the following sentences:

     The offer expired on March 5, 2001. We have accepted for cancellation options to purchase 30,932,724 shares of Amazon.com common stock. We will issue new options to purchase 12,441,299 shares of Amazon.com common stock in exchange for the options surrendered in the offer.


                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to the Schedule TO is true, complete and correct.

                              Amazon.com, Inc.
                              /s/ L. Michelle Wilson
                              ---------------------------
                              L. Michelle Wilson
                              Vice President, General Counsel and Secretary

Date: March 9, 2001